Lurio & Associates, P.C.
Suite 3120, 2005 Market Street
Philadelphia, Pennsylvania 19103
215-665-9300
215-665-8582 FAX
April 22, 2020

Via Electronic Delivery and EDGAR

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	USA Technologies, Inc.
DEFA14A preliminary proxy statement filings made on Schedule 14A
Filed on February 21 and April 14, 2020 by USA Technologies, Inc.
File No. 001-33365

Dear Mr. Panos:

This office represents USA Technologies, Inc. (the “Company”). This letter will respond to the comment letter dated April 14, 2020 from you to Donald W. Layden, Jr., the President and Chief Executive Officer of the Company, regarding the above captioned filings.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Definitive Additional Materials filed under cover of Schedule 14A on April 14, 2020

Investor Presentation April 2020

1.
The disclosure indicates “USAT and HEC reached [a] tentative agreement”, but then asserts that “HEC refused to honor the agreement.” The contention that HEC “refused to honor” a tentative agreement suggests HEC defaulted on an obligation. Given that the agreement was not finalized according to the registrant’s own characterization, please confirm that USAT will refrain from creating the implication in future filings that HEC breached a contract.

Response: The Company acknowledges the Staff’s comment and the Company will refrain from creating the implication in future filings that HEC breached a contract.

2.
USAT represents that HEC has demanded the “effective control” of the registrant’s Board and “made clear” that it will not settle unless it receives “control of the Company.” The shareholder nominees, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders. While HEC has proposed for election eight nominees, each of whom has been described as being independent from the registrant, HEC itself, as a matter of law and fact, will not be obtaining “control” of the Board or the registrant in the event that its proxy solicitation is successful. Please refrain from using this inexact formulation in future filings.

Response: The Company respectfully disagrees that HEC will not be obtaining control of the Company’s Board or the Company as a matter of law or fact in the event that its proxy solicitation is successful. HEC owns nearly 20% of the Company’s stock, and if successful at the annual meeting, will be placing its nominees as a majority of the board of directors, including the founder of HEC and a managing partner of HEC, in addition to an investor in HEC.

The fact that a director may owe fiduciary duties to all shareholders or that HEC does not own more than 50% of the shares is not conclusory evidence of a lack of control of HEC under analysis of “affiliate status” under Securities and Exchange Commission rules, including under Rule 144 promulgated under the Securities Act of 1933, as amended. Courts have likewise found a lack of independence of directors from a particular shareholder despite the directors owing fiduciary duties to all shareholders. For example, in In re Oracle Corp. Derivative Litigation, 2018 WL 1381331 (Del. Ch. Mar. 19, 2018), the Chancery Court found that a majority of the board of directors was not independent of the company’s founder and chairman, who owned approximately 28% of the company’s shares, with respect to the acquisition of another company controlled by the founder and chairman. The Court also found that three independent directors were not independent for purposes of evaluating the acquisition where the directors had substantial business ties with the founder and chairman, and two of the three directly owed their director positions to the founder and chairman because a majority of non-founder stockholders disapproved of their performance on the compensation committee.

In recognition of the Staff’s comment, the Company will qualify any statements regarding “control” by HEC as one of belief or opinion in any future filings.

Definitive Additional Materials filed under cover of Schedule 14A on February 21, 2020

Conference call and webcast to review its second quarter fiscal year 2020 financial results

3. The public remarks indicated that the “Board has remained steadfast in their position that if there is going to be a change in the majority of the board, then USAT shareholders deserve a premium for their shares to allow for a change of control.” The reference to a “control premium” implies that HEC is in fact acquiring control of the registrant as opposed to simply exercising its rights as a stockholder to nominate and vote upon a slate of new directors. Given that HEC will not own a controlling position in the registrant even if its solicitation is successful, it remains unclear why any control premium would be due. We also are unaware of any legal requirement that obligates a non-management party to pay a control premium or any proxy solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies paid a “premium” or “control premium” to security holders in exchange for a vote in favor of their candidates. In future filings, please refrain from creating the impression that a “premium” is legally or otherwise required to be paid given the Rule 14a-9 prohibition against omissions of material fact necessary to accurately make statements in light of the circumstances under which they are made.

Response: The Company acknowledges the Staff’s comment and in future filings the Company will qualify any such statements as one of belief or opinion.

*          *          *          *

Please contact Eduardo Gallardo, Esquire, at (212) 351-3847, or the undersigned at (215) 665-9300, if you have any questions or comments regarding this letter.

Sincerely,

/s/ Douglas M. Lurio
Douglas M. Lurio

cc:	Donald W. Layden, Jr.
Eduardo Gallardo, Esquire
James J. Moloney, Esquire